Exhibit 1.01

GEEKNET, INC.
CONFLICT MINERALS REPORT
Reporting Period from January 1, 2014 - December 31, 2014
We have made statements in this conflict minerals report that may constitute forward-looking statements about our plans to take additional actions or to implement additional policies or procedures with respect to our due diligence efforts to determine the origin of certain minerals contained in our products. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Our reporting obligations under the conflict minerals rules may change in the future and our ability to implement certain processes or obtain information from our suppliers may differ materially from those anticipated or implied in this report.
This conflict minerals report for the year ended December 31, 2014 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”). In accordance therewith, Geeknet conducted a Reasonable Country of Origin Inquiry (“RCOI”). Rule 13p-1 was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Rule 13p-1 imposes certain reporting obligations on SEC registrants who manufacture or contract to have manufactured products that contain conflict minerals which are necessary to the functionality or production of their products. “Conflict minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”) for the purposes of this assessment. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively, the “Covered Countries”).
If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the conflict minerals’ source and chain of custody. The registrant must annually submit a conflict minerals report to the SEC that includes, among other things, a description of those due diligence measures.
The report presented herein is not audited as Form SD provides that if a registrant’s products are “DRC conflict undeterminable” in 2013 or 2014, the conflict minerals report is not required to be audited. Terms used but not defined in this report have the meanings set forth in Rule 13p-1, Form SD or the related SEC Release No. 34-67716, as applicable.

A.	Company Overview
Geeknet, Inc. is the parent company of ThinkGeek, Inc. (“ThinkGeek”) and ThinkGeek Solutions, Inc. (“TGS”). ThinkGeek is an online premier retailer for the global geek community, comprised of technology enthusiasts and general consumers of geek-themed, technology-oriented and popular culture goods. TGS, which distributes video game-themed merchandise through licensed web-stores for the gaming community, joined our Geeknet family in August 2014. We collectively refer to Geeknet, and its subsidiaries, as “Geeknet,” the “Company,” “we,” “us,” or “our.”

B.	Products Overview
As a retailer, Geeknet sells both products that are manufactured by third parties as well as creative, inventive and geeky custom products developed by our internal product development team of designers and engineers that we contract to have manufactured. For purposes of this report, we are only reviewing the products that Geeknet contracted to have manufactured.
Geeknet does not manufacture any products. While we do contract to have certain products manufactured for us by our suppliers (most of whom are overseas), we are several levels removed from the actual mining of conflict minerals.

Geeknet does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Covered Countries.
Given tin is often used as solder in watches, jewelry and as a composite material in zippers and fasteners, given tantalum may be used as a composite material in electronics, watches and LED lights, given tungsten is commonly used in tools, cell phones and alloys, and given gold is often used in plating metals or as a composite material in or on electronics, jewelry and watches, the Geeknet products that potentially contain 3TG include a subset of our electronics, plush products with microchips, apparel and bags/backpacks with zippers and/or buckles, certain home and office goods, jewelry and watches.

C.	Supply Chain Overview
As mentioned above, we performed an analysis of our products that could potentially contain 3TG. We defined the scope of our conflict minerals due diligence by identifying and reaching out to our current suppliers that manufactured such products.
We adopted the standard Conflict Minerals reporting templates established by the Conflict-Free Sourcing Initiative (“CFSI”), and launched our conflict minerals due diligence communication survey to the relevant suppliers in 2013 and followed-up again with a similar due diligence questionnaire in 2014.
We sent such communications in both English and Chinese (the local language of the relevant suppliers) regarding the relevant, emerging SEC requirements and Geeknet’s due diligence expectations. In order to manage the scope of this task, we relied upon our suppliers to provide information on the origin of the 3TG contained in the products manufactured for us, including sources of 3TG that are supplied to them, in turn, from their suppliers.

D.	Conflict Minerals Policy
One of the first steps we undertook in conducting our conflict minerals due diligence was to implement a conflict minerals policy. Our Conflict Minerals Policy became effective as of February 1, 2014 and is publicly available at: www.geek.net under “Company Information.”

E.	Reasonable Country of Origin Inquiry (“RCOI”) and RCOI Conclusion
For the reporting period, we conducted a reasonable country of origin inquiry on the conflict minerals that are necessary to the functionality or production of our products that we manufactured, or contracted to manufacture, during the reporting period. Despite having conducted a good faith reasonable country of origin inquiry regarding the products mentioned above that could contain 3TG, due to the responsiveness of our supply chain to date as well as our position in our supply chain, Geeknet has concluded that our supply chain remains DRC conflict undeterminable.
Due to the breadth of our products and respective supply chain, it will take time for many of our suppliers to verify the origin of all of the minerals. Using our supply chain due diligence processes and driving accountability within the supply chain by leveraging the industry standard CFSI program, we hope to further develop transparency into our supply chain.

F.	Design of Conflict Minerals Program
We take our social responsibilities very seriously and are committed to sourcing products from other companies that share our values regarding respect for human rights, integrity and environmental responsibility. We also take our disclosure obligations very seriously.
We designed our program, initially with the assistance of a third party compliance specialist, to conform in all material respects to the 2nd edition of The Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related supplements for gold and for tin, tantalum and tungsten (collectively, “OECD Guidance”). Summarized below are the design components of our conflict minerals program as they relate to the five-step framework set forth in the OECD

Guidance and the due diligence activities undertaken by our Company in order to meet its obligations under Rule 13p-1 requirements:

1. Establish Strong Company Management Systems
- Adopted and publicly communicated a Conflict Minerals Policy which is available at www.geek.net.
- Operate an internal conflict minerals team led by our General Counsel and supported by a cross-departmental team consisting of representatives of a number of internal groups, including Product Safety and Compliance, GeekLabs, Merchandising, ThinkGeek Solutions, as well as third-party service providers.
- Hold meetings of our internal conflict minerals team and provide periodic summaries of the status of the conflict minerals program to our senior management. Our senior management, in turn, reports the results to the Audit Committee of our Board of Directors.
- Retain records in accordance with our internal record retention policy.
- Establish a hotline for use by employees, as well as third parties such as suppliers and customers, to report actual or suspected wrongdoing or other grievances and answer questions about business conduct, including reports or questions regarding our use of conflict minerals. The hotline is operated by an independent third party.

2. Identify and Assess Risks in the Supply Chain
- Identify the suppliers that provide components that potentially incorporate conflict minerals that are necessary to the functionality or production of our products that we manufactured, or contracted to manufacture.
- Contact the vendors that potentially contain conflict minerals and use the Template to capture the suppliers’ responses.
- Use reasonable efforts to determine the country of origin of the necessary conflict minerals used in the products our suppliers contracted to manufacture for us during the reporting period.
- Create follow-up processes to identify and escalate any identified issues associated with non-responsive or problematic responses.

3. Design and Implement a Strategy to Respond to Identified Risks
- Verify smelters and refiners identified in response to the Template against the CFSI list provided as part of our membership in the CFSI.
- Report our findings to senior management, outlining the information gathered and the actual and potential identified risks and any required action plans. The action plans will vary depending on the results of our due diligence efforts and the risks identified in any particular year.
- When necessary, implement required action plans, including escalation to vendors’ management team, and report results to senior management.

4. Carry Out Independent Third Party Audits of Smelters’/Refiners’ Sourcing
- Geeknet does not have a direct relationship with 3TG smelters and refineries, nor do we perform direct audits of these entities that provide our supply chain the 3TG. However, we do rely upon the industry (e.g., EICC and CFSI) efforts to influence smelters and refineries to get audited and certified through CFSI’s Conflict Free Smelters program.

5. Report Annually on Supply Chain Due Diligence	- Report to the SEC annually our supply chain due diligence on a Form SD and conflict minerals report. - Publicly communicate our Form SD and conflict minerals report on our website at www.geek.net.

G.	Due Diligence Determination
The measures we took to exercise due diligence on the source and chain of custody of the necessary conflict minerals in our products are consistent with the framework set forth in the OECD Guidance.

Our due diligence process consists of the systematic review and analysis of the responses that were provided to us by our suppliers, as well as communication and follow-up with our suppliers based on the results of our review, in an effort to identify the source and chain of custody of the conflict minerals necessary to our products. We initially screened supplier survey responses for completeness, accuracy and internal consistency. Where suppliers provided information that was incomplete or appeared incorrect, we sought additional data from such suppliers to clarify or correct the originally provided information. We compared the information provided by the suppliers’ responses to the Template against our applicable internal component descriptions to confirm consistency between the various data sources regarding the presence of conflict minerals. We used the CFSI information to identify legitimate smelters and refiners and smelters and refiners that were either compliant to, or active in, the CFS program.
For 2014, we identified 38 direct suppliers for our products that potentially contain 3TG and asked them to provide information on (1) the conflict minerals contained in each of the products supplied by that supplier and (2) the source of the conflict minerals, including smelter/refinery information and location of mines. Each supplier was asked to complete the Template. All of these suppliers within the scope of the RCOI were surveyed, as Geeknet could not definitively determine which products contained 3TGs that were necessary to the functionality or production. Of these 38 suppliers identified and subsequently contacted, 25 replied with some conflict minerals data and 2 provided smelter information.
Despite our efforts to contact our suppliers repeatedly, we did not receive responses from all of our suppliers. When we did receive responses, the responses were not always complete. Through our due diligence process, we have gathered 2 names of smelters/refineries, both in China, from our supply chain. Both smelters/refineries - Yunnan Tin Co. Ltd. And Shandong Zhaojin Gold & Silver Refinery Co. Ltd in China - were identified as CFSI certified Conflict Free Smelters (“CFS”).
We have relied on these supplier’s responses to provide us with information about the source of conflict minerals contained in the products supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers. Given the fact that not all smelters/refineries identified were on the CFS list and that a number of suppliers did not identify their sources for raw materials, we were unable to precisely determine whether or not the products in our supply chain contain necessary conflict minerals that either financed or benefited, directly or indirectly, armed groups in the Covered Countries. As such, for calendar year 2014, we have concluded that those of our products that we contract to have manufactured that contain or utilize conflict minerals are DRC conflict undeterminable.

H.	Risk Mitigation
For the next reporting period, we plan to further develop our due diligence program and take steps to mitigate any possible risk that the necessary conflict minerals in our products could benefit armed groups in the DRC or adjoining countries. Such steps are as follows:

•	we will continue to survey our vendors annually and follow-up when responses warrant further investigation;

•
we will encourage our vendors to provide us with names of smelters and refiners that process 3TG use in the Company’s products and continue to encourage our vendors to obtain detailed information from their suppliers;

•	we will continue to encourage our vendors to reasonable sourcing practices using DRC conflict-free supply chains; and

•	we will continue to review our supplier form agreements to include a compliance with laws, including conflict minerals, clause to new agreements.

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